SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

184499101

(CUSIP Number)

AUGUST 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS RRJ CAPITAL LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock (assuming all convertible securities are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) CO

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS RRJ CAPITAL MASTER FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock (assuming all convertible securities are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) PN

CUSIP No. 184499101
1	NAMES OF REPORTING PERSONS GREENWICH ASSET HOLDING LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
6

Shared voting power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

	7	Sole dispositive power
8

Shared dispositive power

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock

    (assuming all convertible securities are converted)

9

Aggregate amount beneficially owned by each reporting person

    US$70,000,000 of principal amount of convertible securities*

    * = convertible securities may be converted into not more than 4,666,667 ordinary shares or 6.2% of the Issuer’s outstanding common stock (assuming all convertible securities are converted)

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.2%
12	Type of reporting person (see instructions) CO

Item 1	(a).	Name of issuer:

The name of the issuer is Clean Energy Fuels Corp. (“Clean Energy”), a corporation incorporated under the laws of the State of Delaware.

Item 1	(b).	Address of issuer’s principal executive offices:

3020 Old Ranch Parkway, Suite 400, Seal Beach CA 90740

2	(a).	Name of person filing:

The persons filing this report are:

(1) RRJ Capital Ltd (“RRJ Capital”);

(2) RRJ Capital Master Fund I, L.P. (“RRJ CM Fund I”); and

(3) Greenwich Asset Holding Ltd (“Greenwich”).

2	(b).	Address or principal business office or, if none, residence:

The addresses of the principal business offices of RRJ Capital, RRJ CM Fund I and Greenwich are:

(1) Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands;

(2) Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands; and

(3) 263 Main Street, P.O. Box 2196, Road Town, Tortola, British Virgin Islands.

2	(c).	Citizenship:

(1) RRJ Capital is an exempted company with limited liability formed under the laws of the Cayman Islands;

(2) RRJ CM Fund I is an exempted limited partnership formed under the laws of the Cayman Islands; and

(3) Greenwich is a limited company incorporated under the laws of British Virgin Islands.

2	(d)	Title of class of securities:

This report relates to the common stock of Clean Energy (the “Ordinary Shares”)

2	(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is 184499101.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: US$70,000,000 of principal amount of convertible securities, which may be converted into not more than 4,666,667 Ordinary Shares.

On August 30, 2011, Clean Energy issued US$150,000,000 of principal amount of 7.5% convertible notes due 2016 (the “2016 Convertible Notes”). The 2016 Convertible Notes may be converted into Ordinary Shares at a conversion price of US$15 per ordinary share.

Greenwich acquired US$70,000,000 of principal amount of the 2016 Convertible Notes. Greenwich is wholly owned by RRJ CM Fund I. RRJ Capital is the general partner of RRJ CM Fund I. RRJ Capital through its board of directors exercises investment discretion for RRJ CM Fund I. Therefore, each of RRJ Capital, RRJ CM Fund I and Greenwich is deemed to beneficially own the aggregate of US$70,000,000 of principal amount of the 2016 Convertible Notes owned by Greenwich directly, which may be converted into not more than 4,666,667 Ordinary Shares.

As the sole shareholder of RRJ Capital, Mr. Ong may be deemed to be the beneficial owner of the 2016 Convertible Notes. Mr. Ong specifically disclaims beneficial ownership in the 2016 Convertible Notes, except to the extent of his pecuniary interest therein, because the board of directors of RRJ Capital, which consists of six directors, exercises investment discretion for RRJ CM Fund I.

(b) Percent of class: 6.2%

The 2016 Convertible Notes that may be deemed to be beneficially owned by each of RRJ Capital, RRJ CM Fund I and Greenwich may be converted into not more than approximately 6.2% of the Ordinary Shares outstanding. All percentage calculations in this schedule are based on the 70,368,655 Ordinary Shares reported as outstanding by Clean Energy as of August 2, 2011 in its most recent quarterly report on Form 10-Q filed on August 8, 2011.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Each of RRJ Capital, RRJ CM Fund I and Greenwich are deemed to beneficially own an aggregate of US$70,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,666,667 Ordinary Shares.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Each of RRJ Capital, RRJ CM Fund I and Greenwich are deemed to beneficially own an aggregate of US$70,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,666,667 Ordinary Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 6, 2011

RRJ CAPITAL LTD

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

RRJ CAPITAL MASTER FUND I, L.P.

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director

GREENWICH ASSET HOLDING LTD

By:	/s/ Ong Tiong Sin
Name:	Ong Tiong Sin
Title:	Director